             6220 America Center Drive, Suite 100, San Jose, CA 95002
March 7, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Christine Dietz Chen Chen

Re:	BILL Holdings, Inc. Form 10-K for the fiscal year ended June 30, 2023 Form 8-K furnished on August 17, 2023 File No. 001-39149
Dear Ms. Dietz and Ms. Chen:
BILL Holdings, Inc. (the “Company”) hereby responds to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in a letter dated February 23, 2024, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2023 and the Company’s Current Report on Form 8-K furnished on August 17, 2023. For the convenience of the Staff, the Company has restated each of the Staff’s comments in italicized, bold type below.
Form 10-K for the fiscal year ended June 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of Fiscal 2023 and 2022, page 65
1. We note your response to prior comment 2. Please separately disclose the amount of subscription revenue versus transaction revenue in your MD&A. In this regard, your response indicates that you believe this information is useful to investors and provides insight into management’s perspective on the company’s business performance.
The Company acknowledges the Staff’s comment and will separately disclose the amounts of subscription revenue and transaction revenue under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its future periodic reports on Forms 10-K and 10-Q, beginning with its next fiscal quarter.

Form 8-K furnished on August 17, 2023

Exhibit 99.1
Reconciliation of net loss, page 13
2. We note your response to prior comment 4. Please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit beginning with your next fiscal quarter and ensure that all prior periods are revised accordingly. Also, refrain from presenting

United States Securities and Exchange Commission
March 7, 2024

"Current method of non-GAAP net income" as proposed in your response. Refer to Non-GAAP C&DI Question 102.11.
The Company acknowledges the Staff’s comment and will include a separate income tax adjustment commensurate with its non-GAAP measure of profit beginning with its next fiscal quarter, and will revise prior periods accordingly.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 897-9511.

Sincerely,

/s/ Germaine Cota
Germaine Cota Senior Vice President, Finance and Accounting

cc:    John Rettig, President and Chief Financial Officer
Raj Aji, Chief Legal Officer and Chief Compliance Officer
Michael Dunn, Vice President, Legal (Corporate)
BILL Holdings, Inc.